Exhibit 107

	Security Type	Security Class Title(1)	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Fees to be Paid	Equity	Common Stock	457(r)	6,812,220(1)(2)	$118.17	$805,000,307.00(2)	0.00011020	$88,711.00
							Total fees previously paid	—
							Net fee due	$88,711.00
(1)

Pursuant to Rule 416 under the Securities Act of 1933, as amended, the number of shares of our common stock registered includes an indeterminate number of additional shares of our common stock that may be issued from time to time to prevent dilution from any stock dividend, stock split, recapitalization or other similar transactions, including as a result of the anti-dilution provisions thereof.

(2)	Includes the underwriters’ option to purchase an additional 888,550 shares of common stock.